May 22, 2025

Confidential Treatment Requested by Wolverine World Wide, Inc.
Pursuant to 17 C.F.R. § 200.83
For Portions of This Letter Described Below

VIA EDGAR

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Stephany Yang
Kevin Woody

Re: Wolverine World Wide, Inc.
Form 10-K for the Fiscal Year Ended December 28, 2024
Filed February 20, 2025
Form 8-K/A Furnished February 20, 2025
File No. 001-06024

To the Staff of the Division of Corporate Finance:
This is a response to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated April 3, 2025, regarding the Form 10-K for the fiscal year ended December 28, 2024 filed by Wolverine World Wide, Inc. (the “Company,” “Wolverine,” “we” or “us”), on February 20, 2025 (the “Form 10-K”) and the Form 8-K/A furnished by the Company on February 20, 2025 (the "Form 8-K/A").
Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for portions of the Company’s response below reflecting information that has been provided supplementally. The Company requests that these portions, as indicated by “[***]”, be maintained in confidence, not be made part of any public record and not be disclosed to any person, as they contain confidential information, disclosure of which would cause the Company competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, the Company respectfully requests to be notified immediately so that the Company may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to the undersigned, Taryn Miller, at (616) 863-4268 or by email at Taryn.Miller@wwwinc.com.
Each of the Staff's comments are set forth below, followed by the Company's corresponding response.
Form 10-K for the Fiscal Year Ended December 28, 2025
Consolidated Statements of Operations Page 36
1.We note your consolidated statements of operations include a line item for environmental and other related costs (income), net of recoveries and also note your disclosures in Note 17. Please tell us the nature of the environmental and other related costs (income), net of recoveries recorded in each of the reported periods including a description of material offsetting amounts, if any.
WOLVERINE WORLD WIDE, Inc.
wolverineworldwide.com
9341 Courtland Drive NE Rockford MI 49351 T 616 866 5500

U.S. Securities and Exchange Commission
May 22, 2025

Response:
The environmental and other related costs (income), net of recoveries line item in the consolidated statement of operations comprises: (1) environmental remediation liability change in estimate, (2) changes in our accrual for litigation settlements, (3) insurance recoveries, and (4) external legal costs. All of the expenses and recoveries included in the environmental and other related costs (income), net of recoveries line item pertain to the environmental remediation and litigation matters described in Note 17.
The environmental remediation liability change in estimate is the change in the Company’s remediation liability between the beginning and end of the fiscal year, as disclosed in the summary of the activity with respect to the Company’s environmental remediation reserve on page 66 of the Form 10-K. The change in the Company’s accrual for litigation settlements is the change in the Company's litigation accrual during the fiscal year, as disclosed in the third paragraph on page 66 of the Form 10-K. Insurance recoveries are recoveries the Company received under legacy insurance policies, as described in the fourth paragraph on page 66 of the Form 10-K. External legal costs incurred are expenses the Company incurred to support the litigation matters and obtain the insurance recoveries discussed in Note 17. These external legal costs are specific to legal activity relating to the environmental matters discussed in Note 17 and do not include any other legal costs incurred by the Company.
The following table details the amounts incurred for each of the four categories in each of the reported periods:

	Fiscal Year
(In millions)	2024	2023	2022
Environmental remediation liability change in estimate	$7.1	$(5.8)	$6.8
Litigation matters settlement accrual change	6.0	—	40.5
Insurance recoveries	***	***	***
External legal costs	***	***	***
Environmental and other related costs (income), net of recoveries	$(10.3)	$(10.4)	$33.7

Form 8-K/A Furnished February 20, 2025
Exhibit 99.1, page 4
2.We note your non-GAAP measures include an adjustment for reorganization costs. Please explain to us the nature of these costs and tell us why you believe they do not represent normal, recurring operating expenses. Refer to Question 100.01 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
Response:
The reorganization costs excluded from certain of the Company’s non-GAAP measures (the “Reorganization Costs”) are not representative of the ongoing costs necessary to operate the Company’s business. Instead, these costs were incurred in connection with discrete efforts to stabilize and transform the Company (the “Transformation”). As a result, the Company believes that the Reorganization Costs may be appropriately excluded from non-GAAP measures.
The Transformation is a significant undertaking to reshape the Company. It includes initiatives to redesign the Company’s brand portfolio, consolidate, sell and close Company offices and US distribution centers, and streamline the Company’s organizational structure, including through reductions in force. These efforts began in 2023 and the Company expects to complete them in 2025. Certain aspects of the Transformation were accelerated in August 2023 when the Company’s President, Chris Hufnagel, was named Chief Executive Officer of the Company.

U.S. Securities and Exchange Commission
May 22, 2025

The Reorganization Costs are temporary costs that are not expected to recur in the foreseeable future. These costs relate specifically to Company-wide initiatives to restructure the Company that are neither related to the Company’s current ongoing operations nor are they revenue generating activities.
Specific actions undertaken in connection with the Transformation to date include: deleveraging the Company’s balance sheet; reducing inventory; restructuring the organization to reduce the cost structure; selling the Keds business, the Sperry business, Hush Puppies intellectual property rights in China, Hong Kong, and Macau; the Wolverine Leathers business; and the Merrell and Saucony China joint ventures; and licensing the Hush Puppies brand in North America and the Merrell and Saucony Kids business; closing offices in Boston, MA, Richmond, IN, London, England and Canada; selling the Company’s Louisville Distribution Center and relocating the inventory to other Company distribution centers, and selling the Company’s Courtland Drive facility.
The Reorganization Costs incurred in connection with the Transformation include: severance costs from the reductions in force; costs associated with office and distribution center closure, transition and relocation costs; and external consultant and legal fees for services related to the Transformation. The severance costs do not include costs associated with ordinary course employee departures. Similarly, the office and facility closures and relocations were a material non-recurring event and not part of the normal course of business for the Company.
The Company considered all relevant SEC guidance relating to non-GAAP financial measures, including the guidance in Question 100.01, when evaluating whether to exclude the Reorganization Costs from certain non-GAAP measures. The Company believes exclusion of the Reorganization Costs is consistent with Question 100.01 and is not misleading because the Transformation is not a normal part of managing the Company's business and the costs of such activities are not recurring cash operating expenses. The Company believes the non-GAAP measures that exclude the Reorganization Costs are helpful to users of the Company’s financial information because they facilitate the comparability of the Company’s operating performance from period-to-period and provide a more accurate view of operating results.
As requested in the Staff's letter, the Company hereby acknowledges that:
•the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 8-K/A;
•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 8-K/A; and
•the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you should have any questions or further comments with respect to the Form 10-K or Form 8-K/A, please direct them to me by phone at (616) 863-4268 or by email at Taryn.Miller@wwwinc.com.
Sincerely,

/s/ Taryn L. Miller
Taryn L. Miller
Chief Financial Officer and Treasurer